SECOND AMENDING AGREEMENT made the 1st day of January, 2019 ("Second Amending Agreement")

BETWEEN:

ALMADEN MINERALS LTD., a British Columbia company

hereinafter the "Corporation"

AND:

DUANE POLIQUIN

hereinafter the "Executive"

WHEREAS the Corporation and the Executive are parties to an Executive Employment Contract dated effective as of January 1, 2016 (the "Agreement"), as amended by Amending Agreement made the 1st day of April, 2016 (the "Amending Agreement" and, together with the Agreement, the "Contract");

AND WHEREAS the Corporation and the Executive wish to amend the Contract as hereinafter set forth.

NOW THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, the Corporation and the Executive hereby agree as follows:

1. The Contract is hereby amended by:

    (a) deleting the first and second sentences of Section **1. Term** of the Agreement in their entirety and substituting in their place the following:

    > "This Agreement shall be effective as of and from the Effective Date on a continuing basis, subject to termination as provided for in this Agreement (the "Term"). For greater certainty, the Effective Date shall be the date of the commencement of the Term.";

(b) deleting Section **2. Renewal** of the Agreement in its entirety and substituting in its place the following: "**2. Renewal** DELETED"; and

(c) deleting the phrase "or an Extended Term" wherever it appears in the Agreement.

2. The Contract, except as amended by this Second Amending Agreement, is hereby confirmed and ratified.

IN WITNESS WHEREOF the Corporation and the Executive have executed this Second Amending Agreement as of the day and year first above written.

ALMADEN MINERALS LTD.

Per: ______________________________
Authorized Signatory

____
DUANE POLIQUIN